Filed pursuant to Rule 433
Free Writing Prospectus dated September 15, 2010
Registration Statement No. File No. 333-166324
Graphic Packaging International, Inc.
Pricing Term Sheet — September 15, 2010
The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus
Supplement dated September 15, 2010, filed as part of Registration Statement No. 333-166324

Issuer:	Graphic Packaging International, Inc.

Principal Amount:	$250,000,000

Net Proceeds to the Issuer (before expenses):	$245,625,000

Title of Securities:	7 7/8% Senior Notes due 2018

Final Maturity Date:	October 1, 2018

Issue Price:	100.000%, plus accrued and unpaid interest, if any

Coupon:	7.875%

Yield to Maturity:	7.875%

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2011

Record Dates:	March 15 and September 15

Optional Redemption:
The Notes will be redeemable by the Company, in whole or in part, at any time on or after October 1, 2014, at the prices set forth below if redeemed during the 12-month period beginning on October 1 of the years set forth below, plus accrued and unpaid interest:

Year	Price
2014	103.938%
2015	101.969%
2016 and thereafter	100.000%

At any time prior to October 1, 2014, the Notes may also be redeemed or purchased, in whole or in part, at the Company’s option, at a price equal to 100% of the principal amount thereof plus a “make-whole” premium.

Optional Redemption Upon Certain Equity Offerings:
The Company may redeem up to 35% of the aggregate principal amount of the outstanding notes at a redemption price of 107.875% of the principal amount thereof, plus accrued and unpaid interest, prior to October 1, 2013.

Use of Proceeds:
The Company will use the net proceeds of this offering, together with cash on hand, solely to refinance, through a tender offer, $250.0 million aggregate principal amount of our outstanding 9.50% senior subordinated notes due 2013. Net proceeds from this offering not used to fund the tender offer will be used to redeem a portion of the 2013 notes on a pro rata basis pursuant to the terms of the indenture governing the 2013 notes.

Joint Book-Running Managers:

Name	Principal Amount of Notes
Banc of America Securities LLC	$112,500,000
J.P. Morgan Securities LLC	62,500,000
Goldman, Sachs & Co.	50,000,000
Deutsche Bank Securities	25,000,000

$250,000,000

Trade Date:	September 15, 2010

Settlement Date:	September 29, 2010 (T+10)

The Company expects that delivery of the notes will be made to investors on or about September 29, 2010, which will be the tenth business day following the date of this offering memorandum (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

CUSIP and ISIN Numbers:	CUSIP: 38869P AH7 ISIN: US38869PAH73
The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.
The Company has previously filed a registration statement (including a prospectus) on Form S-3 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement became effective on July 1, 2010. Before you invest, you should read the prospectus supplement to the prospectus in that registration statement and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus supplement relating to this offering may also be obtained by contacting BofA Merrill Lynch, Attention: Syndicate Department, 4 World Financial Center, Mail Code: NY3-004-07-09, 250 Vesey Street, 7th Floor, New York, NY 10080, telephone: 800-294-1322, e-mail: dg.Prospectus_Distribution@baml.com.

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